March 25, 1998


 Bull & Bear Global Income Fund
 11 Hanover Square
 New York, New York 10005
 ATTN:  Mr. Thomas Winmill
        President

           RE:  Contract Agreement

 Dear Mr. Winmill:

      This agreement will confirm that Corporate Investor Communications, Inc. has been retained to act as information agent in connection with the upcoming rights offer to the shareholders of Bull & Bear Global Income Fund. As information agent, CIC will conduct a broker/nominee inquiry to ascertain the number of beneficial owners, provide for the distribution of the offering documents to the reorganization departments of each institution and forward additional materials as requested. CIC will respond to the volume of shareholder inquiries regarding the terms of the offer and proper execution of the documents and will monitor the response rate for the duration of the offer. CIC can, if requested, pro-actively contact registered shareholders and non-objecting beneficial owners (NOBOs) to help promote a higher level of participation.

      Our fee to act as information agent based on the distribution of offering documents and the duration of the offer will be $3,500. Our fees for contacting NOBOs and registered holders, if requested, will include a unit fee of $3.00 per holder contacted, a $300 set-up fee and out-of-pocket expenses related to telephone number lookups. CIC will be reimbursed for all reasonable out-of-pocket disbursements including postage, telephone and courier charges, data transmissions and other expenses approved by your company. A retainer of $3,500 is required to cover initial expenses and will be credited to your final service charges. The retainer must be received prior to the mailing of materials.

      The company above hereby agrees to indemnify Corporate Investor Communications, Inc.'s officers and employees against any and all losses, claims and expenses incurred by CIC in conjunction with the services provided except to the extent any such loss, claim or expense is the result of the negligence of any CIC officer or employee. Reimbursement will be made to indemnified persons at the time such loss, claim or expense is incurred. The company shall not be responsible for any losses, claims and expenses incurred by CIC which result from CIC's gross negligence or willful misconduct.

      Please forward an executed agreement to our office and retain the other copy.


                                BULL & BEAR GLOBAL INCOME FUND, INC.


                                Signed: _______________________________
                                        Name:
                                        Title:
                                        Date:


                                CORPORATE INVESTOR COMMUNICATIONS, INC.



                                Signed: ________________________________
                                        Name:  Paul R Schulman
                                        Title: Vice President
                                        Date:  March 25, 1998